UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)

and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Dakota Growers Pasta Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4200

with a copy to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 23422P106		13D

1	Name of Reporting Persons Viterra Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1)  Represents (i) 2,428,692 shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”) and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 shares of Series F convertible preferred stock, par value $.01 per share (the “Series F Shares”), of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2)  Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Viterra Inc. (“Viterra”) may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Viterra that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by Viterra.

CUSIP No. 23422P106		13D

1	Name of Reporting Persons Agricore United Holdings Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1)  Represents (i) 2,428,692 shares of Issuer Common Stock and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 Series F Shares of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2)  Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Agricore United Holdings Inc. may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agricore United Holdings Inc. that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Agricore United Holdings Inc.

CUSIP No. 23422P106		13D

1	Name of Reporting Persons Bluebird Acquisition Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization North Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,493,692 (1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,692 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 29.53%

14	Type of Reporting Person CO

(1)  Represents (i) 2,428,692 shares of Issuer Common Stock and (ii) 1,065,000 shares of Issuer Common Stock that are issuable upon the conversion of 1,065,000 Series F Shares of the Issuer, both of which are subject to the Tender and Support Agreements (defined in Item 3 hereof).

(2)  Beneficial ownership of 3,493,692 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Bluebird Acquisition Corporation may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreements (defined in Item 3 hereof).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Bluebird Acquisition Corporation that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Bluebird Acquisition Corporation.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D, as amended (the “Schedule 13D”) filed on March 22, 2009 by Viterra, a corporation incorporated under the laws of Canada (“Viterra”), Agricore United Holdings Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Viterra (“Parent”) and Bluebird Acquisition Corporation, a corporation incorporated under the laws of North Dakota and a wholly-owned subsidiary of Parent (“Merger Sub”), in connection with the tender offer (the “Offer”) by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Issuer”) at a price of $18.28 per share in cash and all of the issued and outstanding shares of Series D preferred stock of the Issuer at a price of $0.10 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 and in the related Letters of Transmittal, copies of which have been previously filed.  Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No.1 does not modify any of the information reported on the Schedule 13D.

Item 2.	Identity and Background.

The schedule of officers and directors of Agricore United Holdings, Inc. and Bluebird Acquisition Corporation contained in the Schedule I to the Schedule 13D is amended and restated as follows:

Agricore United Holdings, Inc. and Bluebird Acquisition Corporation

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Viterra Inc., 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9, and each such person is a citizen of Canada.

Name	Position	Present Principal Occupation

Directors and Officers

Fred Page	Director and President of Parent and Merger Sub

Mr. Page has served as Strategic Consultant to Viterra since 2000. From 1994 to 2000, Mr. Page was the Chief Operating Officer of ConAgra Global Trade Group. Mr. Page is a citizen of the United States.

Kevin Barbero	Director and Vice-President of Parent and Merger Sub and Purchaser	Mr. Barbero has served as Corporate Counsel to Viterra since June 2006.
Noel White	Director and Secretary of Parent and Merger Sub

Mr. White became Viterra’s Director of U.S. Operations for Viterra Feed Products in December 2009. From April 2004 to December 2009, Mr. White was the General Manager of Hi Pro Feeds. Mr. White is a citizen of the United States

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2010	VITERRA INC.

	By:	/s/ Ray Dean
		Name:	Ray Dean
		Title:	Senior Vice President and General
Counsel/Corporate Secretary

	By:	/s/ Colleen Vancha
		Name:	Colleen Vancha
		Title:	Senior Vice President Investor
Relations & Corporate Affairs

Date: April 29, 2010	AGRICORE UNITED HOLDINGS INC.

	By:	/s/ Noel White
		Name:	Noel White
		Title:	Secretary

	By:	/s/ Kevin Barbero
		Name:	Kevin Barbero
		Title:	Vice President

Date: April 29, 2010	BLUEBIRD ACQUISITION CORPORATION

	By:	/s/ Noel White
		Name:	Noel White
		Title:	Secretary

	By:	/s/ Kevin Barbero
		Name:	Kevin Barbero
		Title:	Vice President